QWICK MEDIA INC.

CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2015 and 2014
(Unaudited)

(Stated in U.S. Dollars)

NOTICE OF NO AUDITOR REVIEW OF
INTERIM CONSOLIDATED FINANCIAL STATEMENTS

In accordance with National Instrument 51‐102 Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of these interim consolidated financial statements they must be accompanied by a notice indicating that these interim consolidated financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company for the period ended March 31, 2015 have been prepared in accordance with United States generally accepted accounting principles and are the responsibility of the Company’s management. The Company’s independent auditors have not performed an audit or review of these interim consolidated financial statements.

QWICK MEDIA INC.

CONSOLIDATED BALANCE SHEETS
(Stated in U.S. Dollars)

	MARCH 31,	DECEMBER 31,
	2015	2014
	(Unaudited)
ASSETS

Current
Cash	$82,850	$129,319
Receivables	29,015	218,740
Loans receivable	142,758	97,672
Accrued interest receivable	6,623	3,879
Inventory	114,068	114,694
Prepaid expenses	46,328	25,842
Total Current Assets	421,642	590,146

Property and Equipment	21,912	23,457

Total Assets	$443,554	$613,603

LIABILITIES

Current
Accounts payable and accrued liabilities	$82,303	$105,637
Due to related parties	6,480,016	6,340,101
Accrued dividends payable	683,529	632,830
Total Liabilities	7,245,848	7,078,568

Redeemable Preferred Shares	2,027,945	2,027,945

SHAREHOLDERS’ DEFICIENCY

Share Capital Authorized: 400,000,000 common shares, $0.001 par value; 100,000,000 preferred shares, $0.001 par value, and series as determined by directors. Issued: 71,128,456 common shares at March 31, 2015 and December 31, 2014	71,128	71,128

Additional Paid-in Capital	4,889,819	4,881,391

Deficit	(13,791,186)	(13,445,429)
Total Shareholders’ Deficiency	(8,830,239)	(8,492,910)

Total Liabilities and Shareholders’ Deficiency	$443,554	$613,603

Going Concern, Commitments and Contractual Obligations (Notes 2 and 9)

The accompanying notes are an integral part of these unaudited consolidated financial statements.

QWICK MEDIA INC.)

CONSOLIDATED STATEMENTS OF OPERATIONS
(Stated in U.S. Dollars)
(Unaudited)

	THREE MONTHS ENDED MARCH 31,
	2015	2014

Revenue	$13,505	$34,142

Expenses
Advertising and promotion	–	183
Amortization	1,543	7,926
Consulting fees	16,888	1,458
Filing fees	14,505	1,028
Foreign exchange	(104,985)	84,416
Interest and bank charges	52,005	51,828
Inventory costs	15,142	−
Management fees	48,342	70,703
Office and administrative	23,439	57,891
Professional fees	15,116	28,569
Rent	35,007	65,643
Salaries, wages and benefits	243,642	279,456
Travel	2,068	15,369
Total Expenses	362,712	664,470

Operating Loss	$(349,207)	$(630,328)
Other Income
Interest income	3,450	–

Net Loss For The Period	$(345,757)	$(630,328)

Basic And Diluted Loss Per Common Share	$(0.00)	$(0.01)

Weighted Average Number Of Common Shares Outstanding	71,128,456	71,128,456

The accompanying notes are an integral part of these unaudited consolidated financial statements.

QWICK MEDIA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in U.S. Dollars)
(Unaudited)

	THREE MONTHS ENDED MARCH 31,
	2015		2014

Cash Flows (Used In) Provided By:
Operating Activities
Net loss for the period		$(345,757)		$(630,328)

Adjustments to reconcile net loss to net cash used in operating activities:
Amortization		1,543		7,784
Stock-based compensation		8,428		8
Inventory obsolescence		8,900		–
Accrued interest receivable		(2,744)		–

Changes in operating assets and liabilities:
Receivables		189,725		(6,358)
Loans receivable		(45,086)		–
Prepaid expenses		(20,486)		82
Inventory		(8,274)		(5,939)
Due to related parties		139,915		603,250
Accrued dividends payable		50,699		50,005
Accounts payable and accrued liabilities		(23,332)		(3,772)

Net cash (used in) provided by operating activities		(46,469)		14,732

Net (Decrease) Increase in Cash		(46,469)		14,732

Cash, Beginning Of Period		129,319		241,327

Cash, End Of Period		$82,850		$256,059

Supplemental Disclosure of Cash Flow Information
Interest paid	$	−	$	−
Income taxes paid	$	−	$	−

The accompanying notes are an integral part of these unaudited consolidated financial statements.

QWICK MEDIA INC.

Notes to the Consolidated Financial Statements

THREE MONTHS ENDED MARCH 31, 2015 AND 2014
(Unaudited)
(Stated in U.S. Dollars)

1.     BASIS OF PRESENTATION

The unaudited interim consolidated financial statements as of March 31, 2015 included herein have been prepared without audit pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in consolidated financial statements prepared in accordance with United States generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. It is suggested that these consolidated financial statements be read in conjunction with the December 31, 2014 audited consolidated financial statements and notes thereto. The operating results for the three months ended March 31, 2015 are not necessarily indicative of the results that may be expected for the year ending December 31, 2015.

The unaudited interim consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”), and are expressed in US dollars. These consolidated financial statements include the accounts of the Company and the accounts of the Company’s wholly owned subsidiaries, Qeyos Ad Systems Inc., incorporated in Canada, and Wuxi Xun Fu Information Technology Co., Ltd., incorporated in China. The Company’s fiscal year-end is December 31. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement. The interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2014.

The Company uses the same accounting policies and methods of computation as in the annual consolidated financial statements for the year ended December 31, 2014.

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses for the reporting period. Management evaluates estimates and judgments on an ongoing basis. Actual results could differ from these estimates. The significant areas requiring management’s estimates and assumptions include the fair value of shares issued to settle debt, stock based compensation, valuation of accounts receivable and inventory, estimated life, amortization rates and impairment of long-lived assets, valuation allowance for income tax purposes, and fair value measurement of financial instruments.

2.     NATURE OF OPERATIONS AND GOING CONCERN

a)      Organization

Qwick Media Inc. (“the Company”) is governed by the corporate laws of the Cayman Islands.  It is currently a reporting issuer in the Province of British Columbia, Canada.  Principal executive offices are located in Vancouver, British Columbia, Canada.  The registered office is in the Cayman Islands.

The Company was incorporated on October 5, 2000 under the laws of the State of Nevada.  Effective June 26, 2006, it re-domiciled from the State of Nevada to the State of Washington.  Effective July 7, 2009, it re-domiciled from the State of Washington to the State of Wyoming for the sole purpose of effecting a continuance to the Cayman Islands.  Effective July 28, 2009, the Company re-domiciled to the Cayman Islands and became a foreign private issuer with the US Securities and Exchange Commission (“SEC”).

On October 6, 2009, the Company changed its name from “Tuscany Mineral, Ltd.” to “Tuscany Minerals Ltd.”.  On June 22, 2010, the Company changed its name to “Qwick Media Inc.”

On January 28, 2011, the Company completed the acquisition of Qeyos Ad Systems Inc. (“Qeyos”), pursuant to which it acquired all of the issued and outstanding common shares of Qeyos from its shareholders in exchange for the issuance of a total of 4,789,035 shares of the Company’s common stock on the basis of one share of common stock for each common share of Qeyos. As a result of the acquisition of the Qeyos shares, the Company ceased to be a shell company and is now in the business of developing interactive proprietary software, intellectual property and hardware.

QWICK MEDIA INC.

Notes to the Consolidated Financial Statements

THREE MONTHS ENDED MARCH 31, 2015 AND 2014
(Unaudited)
(Stated in U.S. Dollars)

2.           NATURE OF OPERATIONS AND GOING CONCERN (Continued)

For accounting purposes, the acquisition was accounted for at historical carrying values in a manner similar to the pooling of interests method since the chief executive officer and controlling shareholder of the Company was also the chief executive officer and controlling shareholder of Qeyos.  Transfers or exchanges of equity instruments between entities under common control are recorded at the carrying amount of the transferring entity at the date of transfer and fair value, goodwill or other intangible asset adjustments are not recorded. Our consolidated financial statements and reported results of operations reflect these carryover values, and our reported results of operations and stockholders’ deficiency have been retroactively restated for all periods presented to reflect the results of operations of Qeyos and the Company as if the acquisition had occurred on September 30, 2009, the date the Company and Qeyos commenced common control.

On April 19, 2011, the Company incorporated Wuxi Xun Fu Information Technology Co., Ltd. in the People’s Republic of China.  Wuxi is wholly-owed by Qeyos, making it a wholly-owned subsidiary of the Company.

For all periods presented, all significant inter-company accounts and transactions have been eliminated in the consolidated financial statements.

b)    Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern.

As shown in the accompanying consolidated financial statements, the Company has incurred accumulated losses of $13,791,186 as at March 31, 2015. The future of the Company is dependent upon its ability to obtain adequate financing and upon future profitable operations. Management has plans to seek additional capital financing through private placement and a public offering of the Company’s common stock and from the issuance of promissory notes. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

3.     LOANS RECEIVABLE

On June 25, 2014, the Company advanced $47,310 (CAD$60,000) to a third party (the "borrower") pursuant to a promissory note and general security agreement.  On October 3, 2014, the Company further advanced $42,034 (CAD$53,309) to the borrower.  During the three months ended March 31, 2015, the Company advanced an additional amount of  $53,414 (CAD$67,741). The loans bear interest at 12% per annum payable monthly, and are due on July 1, 2015.  At March 31, 2015, the Company had accrued interest receivable of $6,623 (December 31, 2014 - $3,879).

The current status of the loans is described in Note 12 – Subsequent Events.

QWICK MEDIA INC.

Notes to the Consolidated Financial Statements

THREE MONTHS ENDED MARCH 31, 2015 AND 2014
(Unaudited)
(Stated in U.S. Dollars)

4.     INVENTORY

	March 31, 2015	December 31, 2014

Computers	$29,605	$28,979
Monitors	62,867	66,747
Printers	1,051	1,398
Parts and enclosures	7,911	3,855
General	12,634	13,715
	$114,068	$114,694

During the three months ended March 31, 2015, the Company recorded inventory obsolescence in the amount of $8,900 (2014 - $Nil).

5.     PROPERTY AND EQUIPMENT

	March 31, 2015
	Cost	Accumulated Amortization	Net Book Value

Computer hardware	$38,713	$34,256	$4,457
Computer software	1,950	1,502	448
Office furniture	21,012	17,708	3,304
Equipment	42,590	28,887	13,703

	$104,265	$82,353	$21,912

	December 31, 2014
	Cost	Accumulated Amortization	Net Book Value

Computer hardware	$38,713	$33,888	$4,825
Computer software	1,950	1,447	503
Office furniture	21,012	17,073	3,939
Equipment	42,590	28,400	14,190

	$104,265	$80,808	$23,457

QWICK MEDIA INC.

Notes to the Consolidated Financial Statements

THREE MONTHS ENDED MARCH 31, 2015 AND 2014
(Unaudited)
(Stated in U.S. Dollars)

6.     RELATED PARTY TRANSACTIONS AND AMOUNTS OWING

For the three months ended March 31, 2015, the Company carried out a number of transactions with related parties in the normal course of business.  These transactions were recorded at their exchange amount, which is the amount of consideration established and agreed to by the related parties.

The following are related party transactions and amounts owing at March 31, 2015 that are not otherwise disclosed elsewhere:

a)
The Company paid management fees of $48,342 (2014 - $70,703) to companies controlled by officers and salaries of $12,086 (2014 - $NIL) to a spouse of an officer of the Company for the three months ended March 31, 2015.

b)	The Company recorded stock-based compensation of $8,428 (2014 - $NIL) as consulting fees paid to directors and officers for the three months ended March 31, 2015.

c)
As of March 31, 2015, amounts owing to related parties consists of $6,480,016 (December 31, 2014 - $6,340,101) owed to a director and companies controlled by a director and $NIL payable to a company controlled by the managing director (December 31, 2014 - $16,292). The amounts owed are unsecured, non-interest bearing and due on demand.

7.     STOCK OPTIONS

The Company adopted a Stock Option Plan under which the Company can grant up to 6,620,230 shares of its common stock to the officers, directors, employees and consultants.

The Company did not grant any stock options during the three months ended March 31, 2015 or 2014.  During the three months ended March 31, 2015, the Company recorded stock-based compensation of $8,428 (2014 - $8) as consulting expense related to the vesting of stock options.

The following table summarizes the continuity of the Company’s stock options:

	Number of Options	Weighted Average Exercise Price	Weighted-Average Remaining Contractual Term (years)

Outstanding, December 31, 2014	2,550,000	$0.22	1.75

Expired	(75,000)	$0.60
Outstanding, March 31, 2015	2,475,000	$0.21	1.55

Exercisable, March 31, 2015	2,075,000	$0.21	1.07

A summary of the status of the Company’s non-vested options and changes are presented below:

	Number of Options	Weighted Average Grant Date Fair Value

Non-vested at December 31, 2014	400,000	$0.11

Vested	−	−

Non-vested at March 31, 2015	400,000	$0.11

QWICK MEDIA INC.

Notes to the Consolidated Financial Statements

THREE MONTHS ENDED MARCH 31, 2015 AND 2014
(Unaudited)
(Stated in U.S. Dollars)

7.     STOCK OPTIONS (Continued)

As at March 31, 2015, there was $14,129 (December 31, 2014 – $22,557) in total unrecognized compensation cost related to non-vested stock options. This cost is expected to be recognized over a weighted average period of 1.08 years.

As at March 31, 2015, the following stock options were outstanding:

Number of Options	Exercise Price	Expiry Date
75,000	$0.60	November 30, 2015
1,800,000	$0.20	December 29, 2015
600,000	$0.20	April 30, 2019
2,475,000

8.     REDEEMABLE PREFERRED SHARES

On November 15, 2011, the Company created one series of the 100,000,000 preferred shares it is authorized to issue, consisting of 25,000,000 shares, to be designated as Class A Preferred Shares. The principal terms of the Class A Preferred Shares are as follows:

Voting rights – The Class A Preferred Shares have voting rights (one vote per share) equal to those of the Company’s common stock.

Dividend rights – The Class A Preferred Shares carry a cumulative cash dividend of 10% per annum.  The accrued dividends payable are classified as interest expense in the statements of operations.

Conversion rights – The holders of the Class A Preferred Shares have the right to convert the Class A Preferred Shares, from time to time, at the option of the holder, into one common share until July 31, 2015 at the following conversion prices:

i)	$0.60 per Common Share if converted at any time up to and including July 31, 2012;

ii)	$1.00 per Common Share if converted at any time between August 1, 2012 and July 31, 2013; and

iii)	$1.50 per Common Share if converted at any time between August 1, 2013 and July 31, 2015.

Redemption rights – At any time, the holders of the Class A Preferred Shares may elect to have the Company redeem the Class A Preferred Shares for an amount equal to $1.00 per share.   At any time, the Company may redeem the Class A Preferred Shares for an amount equal to $1.00 per share.

The Company has classified the Class A Preferred Shares as liability because they are redeemable beyond the control of the issuer.

During the year ended December 31, 2011, the Company completed a private placement with a company owned by the Company's President and Chief Executive Officer, consisting of the issuance of 1,000,000 Class A Preferred Shares at a price of $1.00 per Class A Share for gross proceeds of $1,000,000, and converted the principal amount of a debenture and accrued interest thereon to the related party, into an aggregate of 1,027,945 Class A Preferred Shares, at a conversion price of $1.00 per Class A Preferred Share.  As at December 31, 2013, the holder of the Class A Preferred Shares had agreed to not exercise the retractable rights, to have the Company redeem the Class A Preferred Shares, for the next 2 years.

QWICK MEDIA INC.

Notes to the Consolidated Financial Statements

THREE MONTHS ENDED MARCH 31, 2015 AND 2014
(Unaudited)
(Stated in U.S. Dollars)

9.     COMMITMENTS AND CONTRACTUAL OBLIGATIONS

The Company had no significant commitments or contractual obligations with any parties respecting executive compensation, consulting arrangements or other matters other than disclosed below.  Management services provided are on a month-to-month basis.

The Company has entered into leases for the provision of facility space until August 31, 2017, and continued on a month-to-month basis.   The Company’s future minimum lease payments for the premise leases are as follows:

Fiscal year ending December 31, 2015	$41,488 (CDN$48,375 and CNY¥20,855)
Fiscal year ending December 31, 2016	54,407 (CDN$69,000)
Fiscal year ending December 31, 2017	37,848 (CDN$48,000)
Total	$133,743 (CDN$165,375 and CNY¥20,855)

10.   FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The following table presents information about the Company’s financial instruments that have been measured at fair value as of March 31, 2015, and indicates the fair value hierarchy of the valuation inputs utilized to determine such fair values:

MARCH 31, 2015	FAIR VALUE INPUT LEVEL	HELD-FOR- TRADING	TOTAL CARRYING VALUE	FAIR VALUE
Financial assets
Cash	1	$82,850	$82,850	$82,850

DECEMBER 31, 2014	FAIR VALUE INPUT LEVEL	HELD-FOR- TRADING	TOTAL CARRYING VALUE	FAIR VALUE
Financial assets
Cash	1	$129,319	$129,319	$129,319

Due to the nature of cash, accounts payable and redeemable preferred stock, the fair value of these instruments approximated their carrying value.

11.  SEGMENTED INFORMATION

The Company’s business is considered as operating in one segment being the development of software and hardware for use in digital media kiosks.

12.  SUBSEQUENT EVENT

On January 12, 2015, the Company provided Notices of Intention to Enforce Security to the loans receivable holder (the "borrower") (see Note 3), which made an assignment under the Bankruptcy and Insolvency Act on or about February 4, 2015. On March 9, 2015, the Company appointed a receiver under the general security agreement made between the Company and the borrower. On April 9, 2015, the Company made an offer to purchase all of the borrower's assets, including certain intellectual property, tradename and design patents.  On April 17, 2015, the receiver accepted the Company's offer for a purchase price of $126,714 (CAD$147,000) by debt settlement of the principal amount plus accrued interest.  This transaction closed effective April 30, 2015.